Exhibit 4.7
Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934.
As of December 31, 2025, Ryan Specialty Holdings, Inc. (the “Company,” “we,” “our,” and “us”) had one class of securities, our class A common stock, par value $0.001 per share (“Class A common stock”), registered under Section 12 of the Securities Exchange Act, as amended.
The following summary of terms of our common stock is based on our Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) and Amended and Restated Bylaws (our “bylaws”) currently in effect under Delaware law. This summary is not complete and is subject to, and qualified in its entirety by reference to, the certificate of incorporation and the bylaws, copies of which are filed as Exhibits 3.1 and 3.2 to our Annual Report on Form 10-K of which this Exhibit 4.7 is a part and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”). We encourage you to read these documents and the applicable provisions of the DGCL, carefully.
Under our certificate of incorporation, we have the authority to issue 1,000,000,000 shares of Class A common stock and 1,000,000,000 shares of Class B common stock, par value $0.001 per share (“Class B common stock” and, together with Class A common stock, the “common stock”) and 500,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”).
Description of Common Stock
Class A Common Stock
Voting Rights
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or our certificate of incorporation.
Subject to the rights of the holders of any series of Preferred Stock outstanding, with respect to the election of directors, directors shall be elected by the vote of the majority of the votes cast in favor of such nominee’s election at any meeting of stockholders held to elect directors at which a quorum is present; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast at any meeting of stockholders held to elect directors at which quorum is present.
Dividend and Liquidation Rights
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors (our “Board”) out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Preemptive, Subscription, Redemption and Conversion Rights
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Class B Common Stock
Voting Rights
Each holder of Class B common stock is initially entitled to 10 votes for each share of Class B common stock held of record by such holder on all matters to be voted on by stockholders generally. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
The high/low vote structure of the Class B common stock will terminate and each share of Class B common stock will be entitled to one vote per share on the date that is earliest of (i) 12 months following the death or disability of Patrick G. Ryan, the Company’s founder (ii) upon the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 10% of the then-outstanding Class A and Class B common stock, which, in either instance, may be extended to 18 months upon affirmative approval of a majority of the Company’s independent directors, or (iii) September 30, 2029.
Subject to the rights of the holders of any series of Preferred Stock outstanding, with respect to the election of directors, directors shall be elected by the vote of the majority of the votes cast in favor of such nominee’s election at any meeting of stockholders held to elect directors at which a quorum is present; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast at any meeting of stockholders held to elect directors at which quorum is present.
Dividend and Liquidation Rights
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets.
Preemptive, Subscription, Redemption and Conversion Rights
Each holder of Class B common stock holds an equivalent number of limited liability company units of New Ryan Specialty, LLC (“LLC Units”). Except for transfers to us pursuant to the third amended and restated operating agreement of New Ryan Specialty, LLC (as amended and/or restated from time to time, the “LLCA”) or to certain permitted transferees, the holders of LLC Units are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate of incorporation described below or as otherwise required by applicable law or our certificate of incorporation.
At the option of (i) the manager of New Ryan Specialty, LLC upon certain change of control transactions (as identified in the LLCA) or (ii) the holder of the LLC Unit, each outstanding LLC Unit may be redeemed for one share of Class A common stock or, at our election, for cash. In connection with such redemptions, the corresponding share of Class B common stock will be automatically canceled and will not be reissued. Following the cancellation of all outstanding shares of Class B common stock, no further shares of Class B common stock will be issued.

Holders of shares of our Class B common stock do not have preemptive or subscription rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.
Amendments
Any amendment of our certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution or (2) any other economic rights will require, in addition to stockholder approval, the affirmative vote of a majority of the voting power of the outstanding shares of our Class A common stock voting separately as a class.
Preferred Stock
Under the terms of our certificate of incorporation, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Forum Selection
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, or as otherwise required by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, employee or agent of ours owed to us or our stockholders, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the us or any director, officer, employee or agent of ours arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws (as either may be amended, restated, modified, supplemented or waived from time to time) (iv) any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or the bylaws (as either may be amended), (v) any action asserting a claim against us or any director, officer, employee or agent of ours that is governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. This provision would not apply to any action or proceeding asserting a claim under the Securities Act of 1933 or the Exchange Act of 1934 for which the federal courts have exclusive jurisdiction or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, against us or any director, officer, employee or agent of ours. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe that these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.
Anti-Takeover Provisions
Our certificate of incorporation, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.
These provisions include:
Multi-Class of Common Stock. Our certificate of incorporation provides for a multi-class common stock structure pursuant to which the parties holding our Class B common stock are initially entitled to 10 votes for each share held of record on all matters submitted to a vote, thereby giving Patrick G. Ryan and certain members of his family and various trusts over which Patrick G. Ryan exercises control, individually, or collectively with members of his family (collectively, the “Ryan Parties”) the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock. The Ryan Parties will effectively control the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. In addition, certain investors, executives and employees who hold Class B common stock will have the ability to exercise significant influence over those matters.
Classified Board. Our certificate of incorporation provides that, prior to the date of the 2028 annual meeting of stockholders, our Board shall be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Pursuant to a proposal that was approved at the Company’s 2025 annual meeting of stockholders, the classification of the Company’s Board of Directors is being phased out, such that the Class II directors who stand for election at our 2026 annual meeting of stockholders will be elected for one-year terms, the Class III directors and the prior Class II directors will stand for election for one-year terms at the 2027 annual meeting of stockholders, and all directors will stand for election for one-year terms at the 2028 annual meeting of stockholders and at each annual meeting of stockholders thereafter. Our certificate of incorporation also provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board.
Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
The combination of the classification of our Board, until such time in 2028 as the declassification of our Board is complete, and the lack of cumulative voting will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board, the chairman of our Board, or the Chief Executive Officer. In addition, stockholders having at least 20% of the issued and outstanding voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the special meeting, voting together as a single class, may call a special meeting provided they satisfy the procedural requirements set forth in our bylaws. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management.
Advance Notice Procedures. Our bylaws establish advance notice procedures for stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when the Ryan Parties control, in the aggregate, at least 10% of the voting power of our outstanding common stock, such advance notice procedure will not apply to the Ryan Parties. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by the Ryan Parties pursuant to the Director Nomination Agreement, filed as Exhibit 10.5 to our Annual Report on Form 10-K of which this Exhibit 4.7 is a part (the “Director Nomination Agreement”).
Supermajority Amendment Provision. Article VIII of our certificate of incorporation provides that, to the fullest extent permitted by law, the Ryan Parties and their respective directors, partners principals, officers, members, managers, family members, trustees, beneficiaries or employees shall have no fiduciary duty (i) to refrain from engaging in the same or similar business activities as the Company or (ii) to refrain from competing with the Company and will not be liable to the Company or its stockholders for any breach of any fiduciary duty solely by reason of an such activity. It further provides that the affirmative vote of 80% in voting power of all the then outstanding shares of stock of the Company entitled to vote thereon is needed to amend such Article VIII. See “Corporate Opportunity Doctrine” herein for more information.
Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.
We opt out of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our certificate of incorporation provides that the Ryan Parties, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breaches of their fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of officers and directors for monetary damages for any breach of fiduciary duty as an officer or director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from an officer or director for breach of their fiduciary duty, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any officer or director if they have acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions that are included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against officers or directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the Ryan Parties and their respective directors, partners, principals, officers, members, managers, family members, trustees, beneficiaries or employees, including any of the foregoing who serve as officers or directors of the Company (collectively, the “Exempted Persons”), and the Company and its officers, directors and stockholders in connection therewith. To the maximum extent permitted from time to time by Delaware law, our certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Exempted Persons. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of the Exempted Persons have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Exempted Persons acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Ryan Specialty Holdings, Inc. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Ryan Specialty Holdings, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Equinity Trust Company, LLC (F/K/A American Stock Transfer & Trust Company, LLC). The transfer agent's address is 28 Liberty Street, Floor 53, New York, NY 10005 and its phone number is (800) 937-5449.
Listing
Our Class A common stock is registered on the New York Stock Exchange under the trading symbol “RYAN.”